
October 16, 2013

<u>Via E-mail</u>
Dr. James Jiayuan Tong
Chief Financial Officer
Tianyin Pharmaceutical Co, Inc.
23rd Floor, Unionsun Yangkuo Plaza, No. 2, Block 3
South Renmin Road
Chengdu, P.R. China 610041

      Re: Tianyin Pharmaceutical Co, Inc.
              Item 4.01 Form 8-K
              Filed October 8, 2013
              File No. 001-34189

Dear Dr. Tong:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Jim B. Rosenberg

                Jim B. Rosenberg
                Senior Assistant Chief Accountant